Filed by Live Oak Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Live Oak Acquisition Corp.
Commission File No.: 001-39280

Kemira Announces

Partnership with Danimer Scientific to Develop Biodegradable

Coating for Paper and Board Industry

Partners evaluate Danimer Scientific’s NodaxTM PHA as commercial, fully biobased alternative for polyethylene to manufacture recyclable paper and board products from renewable sources

BAINBRIDGE, Ga. – Dec. 8, 2020 – Kemira, a global leader in sustainable chemical solutions for water intensive industries, and Danimer Scientific, a leading developer and manufacturer of biodegradable materials, today announced a partnership to develop biodegradable aqueous barrier coatings for more sustainable paper and board products. The companies aim to manufacture coatings for limited commercial applications in 2021 before exploring broader production options. Coating on a paper or board product, such as a coffee cup, forms a barrier to keep moisture and grease from leaking through the cup material.

As brand owner and consumer demand for sustainable paper and board products increases, this coating and surface treatment will ensure paper and board items are fully biodegradable in soil and water. Danimer Scientific’s biopolymer, Nodax™ polyhydroxyalkanoate (PHA), is renewably sourced from the seeds of plants, such as canola and soy and is 100% biobased. A majority of paper and board products from cups to food packaging are currently coated with fossil fuel-based polyethylene, which hinders the recyclability of the products and creates plastic waste.

“Evaluating PHA is one step in realizing our biobased strategy to deliver high quality, sustainable and circular packaging solutions. Sustainability is one of the main drivers of Kemira’s long-term growth. We are dedicated to our customer’s success as we increase the value of their end-products. This partnership with Danimer Scientific will bring new biobased and circular products to markets and is an important milestone in reaching our biobased growth targets,” says Antti Matula, SVP, Global Product Lines & Business Development for Kemira Pulp&Paper.

“PHA is a proven biodegradable alternative to fossil fuel-based materials. Partnering with Kemira will enable us to expand to paper applications, delivering a repulpable and biodegradable material without sacrificing the product quality that brands and consumers expect,” says John Moore, senior vice president of business development at Danimer Scientific.

On October 5, 2020, Danimer Scientific and Live Oak Acquisition Corp. (NYSE: LOAK), a publicly-traded special purpose acquisition company, announced the entry into a definitive agreement for a business combination that will result in Danimer Scientific becoming a public company on the New York Stock Exchange. For more information on Danimer Scientific, visit www.DanimerScientific.com.

For more information on Kemira, visit www.Kemira.com.

For more information, please contact:

Kemira Oyj

Mikko Pohjala, Vice President, Investor Relations

Tel: +358 40 838 0709

mikko.pohjala@kemira.com

Kemira Oyj, Americas

Tuija Pohjolainen-Hiltunen, Senior Vice President, Pulp & Paper Commercial

tuija.pohjolainen-hiltunen@kemira.com

Kemira Oyj

Antti Matula, Senior Vice President, Global Product Lines & Business Development

antti.matula@kemira.com

Danimer Scientific

Anthony Popiel

Dalton Agency

Tel: +1 (404) 876-1309

apopiel@daltonagency.com

About Kemira

Kemira is a global chemicals company serving customers in water intensive industries. We provide best suited products and expertise to improve our customers’ product quality, process and resource efficiency. Our focus is on pulp & paper, oil & gas and water treatment. In 2019, Kemira had annual revenue of around EUR 2.7 billion and over 5,000 employees. Kemira shares are listed on the Nasdaq Helsinki Ltd. www.kemira.com.

About Danimer Scientific

Danimer Scientific is a pioneer in creating more sustainable, more natural ways to make plastic products. For more than a decade, our renewable and sustainable biopolymers have helped create plastic products that are biodegradable and compostable. They return to nature instead of polluting our lands and waters. Our technology can be found in a vast array of plastic end products that people use every day. Applications for our biopolymers include additives, aqueous coatings, fibers, filaments, films, hot-melt adhesives and injection-molded articles, among others. We now hold more than 150 granted patents and pending patent applications in more than 20 countries for a range of manufacturing processes and biopolymer formulations. For more information, visit www.DanimerScientific.com.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Live Oak Acquisition Corp.’s (“Live Oak”) proposed acquisition of Danimer Scientific, Live Oak’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s growth plans and strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Danimer Scientific’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Danimer Scientific. These forward-looking statements are subject to a number of risks and uncertainties, including those discussed in Live Oak’s registration statement on Form S-4, filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2020, and as amended to date (the “Registration Statement”), under the heading “Risk Factors,” and other documents Live Oak has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect Danimer Scientific’s expectations, plans, or forecasts of future events and views as of the date of this press release. Danimer Scientific anticipates that subsequent events and developments will cause its assessments to change. However, while Danimer Scientific may elect to update these forward-looking statements at some point in the future, Danimer Scientific specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Danimer Scientific’s assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements

Important Information for Investors and Stockholders

In connection with the proposed transactions, Live Oak has filed the Registration Statement on Form S-4 with the SEC, which includes a preliminary proxy statement, to be distributed to holders of Live Oak’s common stock in connection with Live Oak’s solicitation of proxies for the vote by Live Oak’s stockholders with respect to the proposed transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities of Live Oak to be issued in connection with the proposed transactions. After the Registration Statement has been filed and declared effective, Live Oak will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Live Oak, Danimer Scientific and the proposed transactions. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Live Oak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Live Oak Acquisition Corp., 774A Walker Rd., Great Falls, VA 22066 or (901) 985-2865. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Live Oak and Danimer Scientific and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is, and will be, included in the Registration Statement and other relevant materials filed, and to be filed, with the SEC regarding the proposed transactions. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

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